Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

On September 11, 2018, Unilever N.V. and Unilever PLC issued the following FAQs:

Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY

Unilever N.V., Weena 455, 3013 AL Rotterdam

www.unilever.com

Frequently Asked Questions — Simplification

Simplification

• Why are you moving to one single holding company?

–                                      To give Unilever greater flexibility for strategic portfolio change, further strengthen our corporate governance and help drive the long-term performance of Unilever.

–                                      Throughout our history, Unilever has operated through two separately listed entities, a Dutch company (NV) and a UK company (PLC). This complex arrangement was reviewed comprehensively by the Board during 2017 and 2018 to determine whether it should be modernised.

–                                      The Board’s review unanimously concluded that simplifying under a single holding company (New Unilever NV) will help create value and drive performance long into the future by:

–                                      Simplifying our structure, allowing us to compete even more effectively in today’s rapidly changing world;

–                                      Giving us greater flexibility for strategic portfolio change, including demergers and share based acquisitions; and

–                                      Allowing us to further strengthen our corporate governance, creating true shareholder democracy with a “one share, one vote” principle.

• Why is the new single holding company incorporated in the Netherlands?

–                                      The Board conducted an extensive review of potential single holding company structures and the means of achieving the simplification of the existing dual-parent structure. The Board considered many factors, including in particular tax, regulatory and legal matters and the fact that Unilever has operated effectively for many years with parent companies incorporated in both the Netherlands and the United Kingdom to deliver long-term growth for all its shareholders.

–                                      As part of its decision to modernise our structure, the Board concluded that New Unilever NV should be incorporated in the Netherlands. In making their assessment, the Board also took into account the fact that the Group’s Dutch company is 22% larger than our UK company and shares in the Dutch company have traded with greater liquidity than our UK company in recent years.

• How will Simplification be achieved?

–                                      Simplification will be achieved through a combined process involving a scheme of arrangement for PLC and a Dutch statutory legal merger for NV.

• What is not changing?

–                                      Shareholders will continue to be able to trade in Unilever shares in London, Amsterdam and New York.

–                                      Listing on the London Stock Exchange, where we will seek a premium listing, and trading in British Pounds.

–                                      Listing on Euronext in Amsterdam and trading in Euros.

–                                      Listing on the New York Stock Exchange and trading in US Dollars.

–                                      Dividends being paid in Euros, British Pounds or US Dollars (subject to where shares are listed).

–                                      Annual face-to-face meetings between shareholders and the new single holding company:

–                                      Annual General Meeting in Rotterdam

–                                      Shareholders’ conference in London

–                                      Unilever operating from London and Rotterdam offices.

–                                      Unilever’s employment of people, manufacturing of products in the UK and the Netherlands.

• How will corporate governance be strengthened as a result of Simplification?

–                                      Over the past 15 years, Unilever has taken major steps to be at the forefront of good corporate governance. In the new holding company, Unilever has committed to maintaining existing core corporate governance features that have served shareholders well in the current structure. These include:

–                                      Applying both the UK Corporate Governance Code and the Dutch Corporate Governance Code.

–                                      Applying UK, Dutch, and US Listing Rules (including related party and material transaction safeguards).

–                                      Every director on the Unilever Board being subject to re-election every year.

–                                      Separate Chairman and Chief Executive Officer.

–                                      One-tier Board structure with diverse experiences and a maximum individual tenure of nine years.

–                                      Applying advisory votes on the Directors’ Remuneration Report every year and binding votes on the Directors’ Remuneration Policy at least every three years.

–                                      Level of disapplication of pre-emption rights will remain unchanged from those approved by shareholders at the 2018 AGMs.

–                                      Additional shareholder rights will be included to further strengthen Unilever’s governance. These commitments will eliminate different current practices between NV and PLC, and include:

–                                      “One share, one vote”, with all shareholders of New Unilever NV voting on the same basis, on the same proposals and as a single class of shareholders. Currently, shareholders of NV vote independently of shareholders of PLC.

–                                      Cancellation of NV Preference Shares, which hold disproportionate voting rights.

–                                      Termination of the NV Trust Office, which represented 37% of all votes at the 2018 AGM of NV, and depositary receipt structure (subject to the consent of NV depositary receipt holders).

–                                      No protective devices (such as protective foundations or “stichtingen”, as have been adopted by other Dutch listed companies from time to time), and no ability to introduce them without shareholder approval.

–                                      The right of shareholders (individually or together) holding 1% of the voting rights in New Unilever NV to table resolutions, including to propose or remove a director (currently 1% in NV and 5% in PLC).

–                                      The right for shareholders (individually or together) holding 3% of the voting rights in New Unilever NV to require a general meeting to be convened (currently 10% in NV to request and 5% in PLC to require a general meeting).

–                                      The requirement for shareholder support of at least 75% of votes cast at a general meeting of New Unilever NV to make amendments to the New Unilever NV Articles or to pass key resolutions that impact the capital structure of the company, including the disapplication of pre-emption rights, the authority to make share buy-backs or capital reductions (currently 50% for NV and 75% for PLC).

• Will shareholders have the same transparency on remuneration after Simplification?

–                                      Post-Simplification, we will continue to provide shareholders with transparency on remuneration. We will continue to put our directors’ remuneration policy to a binding vote at least every three years and our directors’ remuneration report to an advisory vote every year.

• In the New Unilever NV articles, will Unilever introduce provisions in relation to the Board taking so called “frustrating actions”?

–                                      Dutch law allows the temporary use of protective measures and provides listed companies flexibility in relation to their corporate governance structure; however, Unilever will not introduce any protective measures into the articles of association of New Unilever NV.

–                                      Unilever is doing the opposite and is moving to a simpler corporate structure, that includes the removal of the current preference shares and the Trust Office with the related depositary receipt structure.

–                                      To introduce protective measures would not be consistent with the stated commitment of further strengthening Unilever’s corporate governance and would require shareholder approval.

• Will there be any consequences for how much and where Unilever pays tax?

–                                      Simplification will have no material impact on where Unilever pays tax as this is based on the location of its operations. We do not expect the worldwide effective tax rate of Unilever to change.

• Will any customers or suppliers or your environmental approach be affected by Simplification of the corporate structure?

–                                      We will remain as committed to the environment and sustainability as we are today. It is fundamental to our business. Our consumers, customers and suppliers will be unaffected by the new corporate structure.

• We understand directors in the UK must focus first on shareholders whereas, in the Netherlands, directors put equal emphasis on the interests of shareholders and other stakeholders?

–                                      Unilever has operated effectively for many years under both regimes to deliver long-term sustainable growth for all its shareholders. Under both the UK and Dutch regimes directors must consider and have regard to the interests of other stakeholders.

–                                      In the UK, in promoting the success of the company for the benefit of shareholders, directors must have regard to other stakeholders, the consequences of decisions in the long term and the impact on community and environment.

–                                      In the Netherlands, members of the board of directors must act in the interests of the company, its business and all its stakeholders.

• Will there be less focus on shareholders following Simplification?

–                                      No, we do not think that this is a fair assumption. Whilst there is a difference in emphasis between the UK and the Dutch regimes, both governance regimes place an emphasis on long-term value creation.

–                                      Furthermore: (i) Unilever’s strategy to support long-term, compounding growth and sustainable value creation will not change as a result of Simplification; and (ii) Unilever will maintain a single Board structure with annual elections of all Board members — therefore, shareholders will be able to hold each member of the Board to account every year.

• Where can I find more information?

–                                      The detailed documentation relating to Simplification is available at www.unilever.com/simplification.

–                                      If you have any questions relating to the actions available to you, please use the helplines set out on the webpage.

Simplification structure

• Why are you establishing a new legal entity as the single holding company? Why not make Unilever NV the new single holding company?

–                                      A new entity was considered most likely to achieve Unilever’s objectives in a way that is least disruptive to trading in its shares and on its operations.

–                                      The proposed new structure and the process by which this will be established has been the subject of a comprehensive strategic review undertaken by and on behalf of the Unilever Board.

–                                      Assessing the material considerations, including tax, legal and regulatory matters, it was determined that the establishment of a new legal entity was the most likely to achieve Unilever’s objectives in a way that was least disruptive to trading in the group’s shares and had the least significant impact on its operations and financial position.

• What steps are you taking to put this in place?

–                                      Simplification will be achieved through a combined process involving a UK scheme of arrangement for PLC and a Dutch statutory legal merger for NV.

• Why are you using a scheme of arrangement to implement the transaction in the UK?

–                                      Schemes of arrangement are sanctioned by the Court and are a well-established process for transactions of this type. They also afford all PLC shareholders the opportunity to vote on the scheme of arrangement.

–                                      The UK scheme of arrangement is a legal process under Part 26 of the UK Companies Act 2006, the purpose of which is to enable New Unilever NV to become the owner of the entire issued share capital of PLC. In return, former holders of PLC shares will receive New Unilever NV ordinary shares (or interests therein).

–                                      Schemes of arrangement are sanctioned by the Court in the UK and are a well-established process in the UK for listed companies to introduce a new single holding company above their existing group structure. A scheme of arrangement, once effective, will be binding on all PLC shareholders, providing greater certainty than other means of implementation.

• Why are you using a statutory legal merger to implement the transaction in the Netherlands?

–                                      A Dutch statutory legal merger is a straightforward and streamlined means of implementing the transaction in the Netherlands.

–                                      Dutch statutory legal mergers are also a well-established method of corporate restructuring for Dutch companies.

–                                      Once approved by the shareholders, a legal merger will be binding on all NV shareholders, providing greater certainty than other means of implementation. Finally, it will require the least action by, and cause the least disruption to, existing shareholders in NV.

• What documentation has been made available to shareholders?

–                                      Simplification requires certain public documents to be prepared. The materials received by shareholders will depend on whether they hold shares or interests in NV or PLC. This formal documentation relating to Simplification is available at www.unilever.com/simplification.

–                                      As there are different legal processes involved, separate materials will be made available to NV shareholders (and NV NYRS holders) and to PLC shareholders and ADS holders.

–                                      For further information and copies of the relevant documentation, please go to the Simplification website at the following address: www.unilever.com/simplification.

• Is Simplification subject to any conditions?

–                                      Yes. Completion is subject to certain conditions, including the approval of shareholders in current NV and PLC at shareholder meetings to be held on 25 and 26 October 2018 respectively, and customary legal and regulatory conditions.

–                                      For PLC: implementation will require the approval of a majority in number of the PLC shareholders present and voting representing 75% or more in value of the PLC shares voted.

–                                      For NV: implementation will require a majority of >50%, from a shareholder turnout of at least 50%, or, in the unlikely event of a shareholder turnout of less than 50%, a two thirds majority will be required.

–                                      Completion is also subject to certain conditions, including applicable regulatory consents.

• When will the shareholder meetings be held and when do you expect to complete Simplification?

–                                      The shareholder meetings of NV and PLC to approve Simplification are being held on 25 and 26 October 2018 respectively. Implementation is anticipated to take place towards the end of the year.

–                                      The NV extraordinary general meeting and depositary receipt holders’ meeting will be held at Weena 455 in Rotterdam, the Netherlands on 25 October 2018. The NV depositary receipt holders’ meeting will start at 10.30 a.m. (Amsterdam time) and the NV extraordinary general meeting will start at 11.30 a.m. (Amsterdam time) (or as soon thereafter as the NV depositary receipt holders’ meeting has concluded).

–                                      The PLC Court meeting and extraordinary general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 26 October 2018. The PLC Court meeting will start at 11.00 a.m. (London time) and the PLC extraordinary general meeting will start at 11.10 a.m. (or as soon thereafter as the PLC Court meeting has concluded).

–                                      Simplification is expected to complete on 23 December 2018 with first dealings in New Unilever NV shares taking place on 24 December 2018.

• Is Simplification subject to the UK Takeover Code?

–                                      No. The Executive of the UK Takeover Panel has confirmed that the UK Takeover Code will not apply to the simplification transaction.

• Will Unilever continue to be in the FTSE 100?

–                                      After Simplification, any index in which Unilever is represented will reflect the full value of the Group. We expect Unilever to be designated under only one index nationality which we expect to be Dutch. This has no impact on the ability of the majority of current shareholders to continue to hold or trade shares in Unilever.

–                                      FTSE Russell, the FTSE 100 governing body, has given a strong indication that it is extremely unlikely that Unilever will remain in the FTSE 100 index. They are expected to formally confirm this following publication of the full set of shareholder documents.

–                                      This does not affect the fact that New Unilever NV will be listed and traded in GBP on the London Stock Exchange.

–                                      In addition, it is expected that the New Unilever NV ordinary shares will have an increased weighting in the Euro and Europe ex-UK indices managed by STOXX, FTSE Russell, MSCI, and other providers, as well as continued inclusion in the AEX-Index, various pan-European, Europe, Australasia and Far East and world indices.

• Have you considered execution risk in relation to Simplification?

–                                      Yes. The Board has undertaken a comprehensive review of the various structures available to implement Simplification. Following this review, the Board concluded that the chosen structure delivers what the Board considers is most appropriate for the Group and achieves its aims going forwards.

–                                      These aims are most notably:

(i)                                 Simplifying our structure, allowing us to compete even more effectively in today’s rapidly changing world;

(ii)                              Giving us greater flexibility for strategic portfolio change, including demergers and share based acquisitions; and

(iii)                           Allowing us to further strengthen our corporate governance, creating true shareholder democracy with a “one share, one vote” principle.

Dividends

• Will earnings per share be impacted?

–                                      No. The number of ordinary shares will be unaffected by the proposed Simplification.

• How will dividends be impacted?

–                                      There will be no change to Unilever’s policy of seeking to pay an attractive, growing and sustainable dividend.

–                                      Following completion of Simplification, New Unilever NV intends to declare and make distributions on the same quarterly basis as NV and PLC and dividends will continue to be declared in euros, as we do now. Our policy of seeking to pay a growing, attractive and sustainable dividend will continue.

–                                      Former PLC shareholders will by default continue to receive dividends in GBP.

–                                      Former NV shareholders will by default continue to receive dividends in Euro.

–                                      Holders of New Unilever NV ADSs will receive dividends in US Dollars.

–                                      For further information on Dutch dividend withholding tax (“DWT”), please see below.

• How will New Unilever NV make payments that are free of Dutch dividend withholding tax?

–                                      New Unilever NV will take steps prior to and following the completion of Simplification which will enable New Unilever NV to make payments to shareholders that will not be subject to DWT (“dividend substitution payments”) until the anticipated abolition of DWT on 1 January 2020.

–                                      These steps and the related arrangements and elections are described in the formal documentation which is available at www.unilever.com/simplification.

• Will all shareholders automatically receive payments that are free of Dutch withholding tax?

–                                      New Unilever NV will take steps pending the anticipated abolition of DWT on 1 January 2020 which will enable New Unilever NV to make dividend substitution payments to New Unilever NV shareholders and ADS holders that are free from DWT.

–                                      Most PLC shareholders will by default receive dividend substitution payments but can elect to receive dividend payments subject to DWT. If you are a PLC ADS holder or an Excluded Shareholder (as defined in the Scheme Document), you will receive dividend payments subject to DWT unless you elect to receive dividend substitution payments.

–                                      Former NV ordinary shareholders and NV NYRS holders will by default receive dividend payments subject to DWT. If you are an NV ordinary shareholder or NV NYRS holder and wish to receive dividend substitution payments instead, you will need to make an election.

• What will happen if Dutch withholding tax is not abolished as expected?

–                                      If DWT is not abolished on 1 January 2020 as anticipated, New Unilever NV:

(i)                                Will continue to apply the arrangements described above to enable shareholders to receive dividend substitution payments (depending on their elections) for as long as possible, and the New Unilever NV Board would propose resolutions at the annual general meeting to increase the initial headroom to facilitate dividend substitution payments; and

(ii)                             Would also consider alternative structures or measures to mitigate the impact of DWT; however, the availability or suitability of such structures or measures cannot be guaranteed.

PLC Shareholders

1                                      PLC Meetings

• When will the vote happen?

–                                      The PLC Court meeting and extraordinary general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 26 October 2018.

–                                      The PLC Court meeting will start at 11.00 a.m. (London time) and the PLC extraordinary general meeting will start at 11.10 a.m. (London time) (or as soon thereafter as the PLC Court meeting has concluded).

• Do PLC shareholders need to take any action?

–                                      If you are a current PLC shareholder, you are requested to vote on the proposal. Further details on how to vote are set out on pages 8 to 12 of the Scheme Document.

–                                      Voting may be done in person at the PLC shareholder meetings or:

–                                      Online at www.unilever.com/simplification;

–                                      Using the CREST voting service (if you hold your PLC shares in CREST); or

–                                      Completing the PLC Forms of Proxy that have been despatched to shareholders.

–                                      If you complete the PLC Forms of Proxy, please return them to PLC’s registrars, Computershare as soon as possible.

–                                      The last date and time for receipt of the PLC Forms of Proxy is: (i) 11.00 a.m. (London time) on 24 October 2018 in the case of the PLC Court meeting; and (ii) 11.10 a.m. (London time) on 24 October 2018 (or in the case of an adjournment, no later than 48 hours before the time and date set for the adjourned meeting) in the case of the PLC extraordinary general meeting.

–                                      If you do not wish to attend the PLC Meetings you need to take no further action after returning your forms. Returning the PLC Forms of Proxy will not prevent you from attending and voting at the PLC Meetings.

–                                      The full Scheme Document is available at www.unilever.com/simplification. Alternatively, a hard copy of the Scheme Document is available on request from PLC’s registrars, Computershare.

• Do PLC ADS holders need to take any action?

–                                      If you are a current PLC ADS holder, further details on how to vote are set out on pages 8 to 12 of the Scheme Document.

–                                      If you are a registered PLC ADS holder, please complete and return the PLC ADS Voting Instruction Card that will be sent to you. The last date and time for receipt of the PLC ADS Voting Instruction Card is 10.00 a.m. (New York time) on 17 October 2018.

–                                      If you hold your PLC ADSs indirectly through a bank, broker, other financial institution or DTC participant, you must rely on the procedures of the bank, broker or financial institution through which you hold your PLC ADSs if you wish to provide voting instructions.

• Where can I find more information?

–                                      All PLC shareholders should read the Scheme Document which has been published by PLC in full and is available at www.unilever.com/simplification.

–                                      An explanatory brochure has been made available to all PLC shareholders. The purpose of this document is to provide an introduction to Simplification and to assist PLC shareholders in completing the relevant forms and lodging their votes. This explanatory brochure should not be regarded as a substitute for reading the full Scheme Document. The Scheme Document should be read in full before making any decision.

–                                      If you are an NV shareholder, please review the formal notice of the NV extraordinary general meeting, the NV Shareholder Circular and the Dutch Merger Proposal which detail the effect of Simplification on your NV shares and NV NYRSs.

2                                      Settlement of New Unilever NV securities

• If I hold PLC ordinary shares, what will I receive following Simplification?

–                                      Instead of holding ordinary shares in PLC as you currently do, following Simplification you will hold shares, or interests in shares, in the New Unilever NV company.

–                                      Arrangements will be put in place to enable you to trade your new shares in New Unilever NV in the UK.

–                                      Further information is contained in the Scheme Document which is available at www.unilever.com/simplification.

• If I hold PLC ordinary shares through CREST, what securities will I receive in New Unilever NV?

–                                      If you hold PLC ordinary shares through CREST immediately prior to Simplification, unless you are an excluded shareholder you will receive an interest in New Unilever NV ordinary shares in the form of Depositary Interests credited directly to your CREST participant account.

–                                      Former PLC ordinary shareholders who hold their shares in CREST (other than excluded shareholders) will receive a Depositary Interest (a “DI”) instead of an ordinary share in New Unilever NV because the CREST system does not permit ordinary shares in non UK-incorporated companies to be held directly in CREST.

–                                      The establishment and delivery of New Unilever NV DIs will enable the settlement of trades in New Unilever NV ordinary shares to continue in CREST after Simplification. Each DI will represent one New Unilever NV ordinary share.

–                                      Further information is contained in the Scheme Document which is available at www.unilever.com/simplification.

• If I hold PLC ordinary shares in certificated form, what securities will I receive in New Unilever NV?

–                                      If you hold PLC ordinary shares in certificated form immediately prior to Simplification, unless you are an excluded shareholder you will receive an interest in New Unilever NV ordinary shares through a corporate sponsored nominee facility.

–                                      The corporate sponsored nominee facility (the “CSN Facility”) is a shareholding facility that will provide you with a tailored solution to hold and, if you wish to, settle trades in interests in New Unilever NV ordinary shares.

–                                      Each person who formerly held PLC ordinary shares in certificated form (other than excluded shareholders) will receive a statement of entitlement detailing their holding and explaining how they may deal in their interest in New Unilever NV ordinary shares through the CSN Facility, including details of ongoing services which are available to them under the CSN Facility.

–                                      Further information is contained in the Scheme Document which is available at www.unilever.com/simplification.

• If I hold PLC shares in certificated form, what will happen to my PLC share certificates? Will they still be valid?

–                                      No. Your shareholding will be represented in a different form through the new CSN Facility.

–                                      Following implementation of Simplification your PLC share certificates will no longer be valid. They should either be returned to the company (if directed to do so) or destroyed.

• If I hold PLC ADSs, what securities will I receive in New Unilever NV?

–                                      If you hold PLC ADSs at the relevant record time you will receive ADSs in New Unilever NV.

–                                      If you hold your PLC ADSs in certificated form, following implementation of Simplification you will need to complete a letter of transmittal together which will be sent to you in due course and return this together with your certificates.

–                                      Further information in relation to PLC ADSs is contained in the Scheme Document which is available at www.unilever.com/simplification.

• Who is an excluded shareholder?

–                                      An excluded shareholder is either:

(i)                                  A PLC shareholder whose address of record is in one of the countries where there are legal impediments to them receiving New Unilever NV DIs or holding interests in the CSN Facility; or

(ii)                               A PLC shareholder that elects to receive New Unilever NV ordinary shares directly on the New Unilever NV register.

–                                      Details of the countries where there are legal impediments to receiving New Unilever NV DIs or holding interests in the CSN Facility are set out in the Scheme Document. Further details on the CSN Facility are set out above under the question “If I hold PLC ordinary shares in certificated form, what securities will I receive in New Unilever NV?”

–                                      If you wish to elect to receive New Unilever NV ordinary shares in registered form you should contact PLC’s registrars, Computershare no later than 5.30 p.m. on 4 December 2018 (and return the form of instruction no later than 14 December 2018). If you make such an election:

(i)                                  You will not be able to settle trades in New Unilever NV ordinary shares through CREST or Euroclear Nederlands without additional action being taken, and the formalities for transferring shares in an English company (such as PLC) will not apply in respect of New Unilever NV ordinary shares; and

(ii)                               The formalities for transferring New Unilever NV ordinary shares in registered form, including the execution of a private Dutch deed, will be unfamiliar to many PLC shareholders and may give rise to disproportionate transaction costs for such shareholders.

–                                      Further information is contained in the Scheme Document which is available at www.unilever.com/simplification.

3                                      Trading of New Unilever NV securities

• Will the share price be quoted in GBP, EUR or USD?

–                                      Shares in London will be quoted and traded in GBP, in Amsterdam in EUR and in the form of New Unilever NV ADSs, in New York in USD.

• If I sell my New Unilever NV shares will I receive GBP, EUR or USD?

–                                      If you sell on the London Stock Exchange, you will receive proceeds in GBP; if you sell on Euronext in Amsterdam you will receive EUR. If you sell New Unilever NV ADSs on the New York Stock Exchange, you will receive USD.

• Will I be able to transfer New Unilever NV shares from Euroclear Nederland to CREST and vice versa?

–                                      Yes. These are alternative forms of holding shares electronically. Shareholders will be able to transfer their interests in New Unilever NV shares between Euroclear Nederland and CREST after completion of the transaction.

• Will you be offering a share dealing facility for retail holders?

–                                      We have no current plans to offer a share dealing facility for retail shareholders.

–                                      Each person who formerly held PLC ordinary shares in certificated form (other than certain excluded shareholders) will receive a statement of entitlement detailing their holding and explaining how they may deal in their Unilever shares through the CSN Facility, including details of ongoing services which are available to them under the CSN Facility.

4                                      Dividends and tax

• Will I be paid dividends and dividend substitution payments in GBP, EUR or USD?

–                                      Unilever will continue to report its earnings and declare dividends in Euro, as we have done for many years. Holders of New Unilever NV DIs (including participants in the CSN Facility) will continue to receive dividends in GBP. Holders of New Unilever NV ADSs will continue to receive dividends in US Dollars.

• Will my dividends be paid free of DWT?

–                                      Prior to the abolition of DWT most PLC shareholders will by default receive payments free of DWT, called “dividend substitution payments”, but can elect to receive dividend payments subject to DWT. If you are a PLC ADS holder or an excluded PLC shareholder (as defined in the Scheme Document), you will receive dividend payments subject to DWT unless you elect to receive dividend substitution payments.

–                                      Further details on how to make such elections will be made available to shareholders in Q1 2019.

–                                      Any dividend substitution payments received by a New Unilever NV shareholder or holder of a New Unilever NV ADSs resident in the UK, the Netherlands or the US should be treated as income distributions for UK, Dutch and US tax purposes with the same UK, Dutch and US tax consequences as a dividend. For further information, please refer to Part V of the Scheme Document.

• What are the tax implications for PLC shareholders or PLC ADS holders when they receive New Unilever NV shares or ADSs?

–                                      No tax is generally expected to arise for PLC shareholders or PLC ADS holders who hold their shares or ADSs as an investment and who are resident in the UK, the Netherlands or the US, on exchange of their PLC shares for New Unilever NV ordinary shares or PLC ADSs for New Unilever NV ADSs.

• Are any transfer duties payable on the transfer of New Unilever NV ordinary shares or New Unilever NV ADSs?

–                                      Transfers of shares in New Unilever NV on Euronext in Amsterdam and ADSs on the New York Stock Exchange should not be subject to UK transfer duties provided that no written instrument of transfer (if any) is executed in the UK and that the transfer does not otherwise relate to anything done or to be done in the UK.

–                                      To facilitate trading of New Unilever NV shares on the London Stock Exchange through CREST, New Unilever NV will arrange the creation of Depositary Interests (DIs), which can be traded in GBP — such trades of New Unilever NV DIs in a non-UK resident company should also not be subject to UK transfer duties provided that such trades are not effected by means of a written instrument of transfer.

• What happens to my existing dividend and other instructions?

–                                      All mandates, communication preferences and other instructions issued by former PLC shareholders that hold their PLC shares in certificated form and PLC ADS holders will, to the extent possible (and unless revoked or amended), be carried forward for New Unilever NV. Following Simplification, former PLC CREST shareholders and excluded shareholders will need to deliver new mandates, communication preferences and other instructions.

5                                      Other

• Where will Unilever hold its Annual General Meeting after Simplification?

–                                      The AGM will be held in the Netherlands. However, we will hold a shareholder conference and presentation in the UK after the AGM to provide an update on business progress and allow shareholders to ask questions of Board members.

• Is there any impact on the Unilever UK Pension Fund or the position of pension fund members as a result of Simplification?

–                                      Simplification will not have any material effect on the Unilever UK Pension Fund. Unilever has agreed with the Trustees a set of proposals regarding arrangements to be adopted between PLC and New Unilever NV following Simplification.

NV Shareholders

1                                      NV Meetings

• When will the vote happen?

–                                      The meeting of NV depositary receipt holders and NV extraordinary general meeting will be held at Weena 455 in Rotterdam, the Netherlands on 25 October 2018.

–                                      The meeting of NV depositary receipt holders will start at 10.30 a.m. (Amsterdam time) and the NV extraordinary general meeting will start at 11.30 a.m. (Amsterdam time) (or as soon thereafter as the meeting of NV depositary receipt holders has concluded).

• Do NV shareholders need to take any action?

–                                      If you are a current NV shareholder or NV NYRS holder, you are requested to vote on the proposal. Further details on how to vote are set out in the formal notice of the NV extraordinary general meeting, the NV Shareholder Circular and the Dutch Merger Proposal.

–                                      Voting in relation to Simplification may be done electronically via www.abnamro.com/evoting. By doing so, voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast your vote at the NV extraordinary general meeting.

–                                      Voting instructions can be given until 5.30 p.m. (Amsterdam time) on 18 October 2018.

• I hold NV depositary receipts, am I also requested to vote?

–                                      If you are a current holder of NV depositary receipts, you are requested to vote twice. You are requested to firstly vote in the meeting of NV depositary receipt holders on the termination of the depositary receipt structure and subsequently on the Simplification proposal in the NV extraordinary general meeting. Further details on how to vote are set out in the formal notice of the NV extraordinary general meeting, the formal notice of the meeting of NV depositary receipt holders and the NV Shareholder Circular.

–                                      Voting in relation to Simplification may be done electronically via www.abnamro.com/evoting. By doing so, voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast your vote at the NV extraordinary general meeting.

–                                      Voting in relation to the termination of the depositary receipt structure may be done electronically via www.abnamro.com/evoting. By doing so, voting instructions are given to the chairman of the NV depositary receipt holders meeting, to cast your vote at the meeting of NV depositary receipt holders.

–                                      Voting instructions can be given until 5.30 p.m. (Amsterdam time) on 18 October 2018.

• Where can I find more information?

•                                       All NV shareholders and NV NYRS holders should read the formal notice of the NV extraordinary general meeting, the NV Shareholder Circular and the Dutch Merger Proposal which have been published by NV in full and are available at www.unilever.com/simplification.

•                                       An explanatory brochure has been made available to all NV shareholders and NV NYRS holders at www.unilever.com/simplification. The purpose of this document is to provide an introduction to Simplification and to assist NV shareholders in lodging their votes. This explanatory brochure should not be regarded as a substitute for reading the formal notice of the NV extraordinary general meeting, the NV Shareholder Circular and the Dutch Merger Proposal in full.

•                                       If you are a PLC shareholder, please review the Scheme Document which details the effect of Simplification on your PLC shares and PLC ADSs.

2                                      Settlement of New Unilever NV securities

• If I hold NV ordinary shares through Euroclear, what securities will I receive in New Unilever NV?

–                                      If you hold NV ordinary shares through Euroclear immediately prior to Simplification, you will receive New Unilever NV ordinary shares that you will also hold through Euroclear following Simplification.

–                                      The New Unilever NV ordinary shares will be credited directly to the Euroclear accounts in which such NV ordinary shareholders hold their NV ordinary shares immediately before Simplification.

–                                      Further information is contained in the NV Shareholder Circular and the Dutch Merger Proposal which are available at www.unilever.com/simplification.

• If I hold NV ordinary shares in registered form, what securities will I receive in New Unilever NV?

–                                      If you hold NV ordinary shares in registered form immediately prior to Simplification, you will receive New Unilever NV ordinary shares in registered form.

–                                      Further information is contained in the NV Shareholder Circular and the Dutch Merger Proposal which are available at www.unilever.com/simplification.

• If I hold NV NYRSs, what securities will I receive in New Unilever NV?

–                                      The type of security that NV NYRS holders receive will depend on whether they are held directly or indirectly at the effective time of the Dutch Merger.

–                                      NV NYRS holders who hold their NV NYRSs in book-entry form through a bank, broker or other Depository Trust Company participant will receive New Unilever NV ADSs.

–                                      NV NYRS holders who hold their NV NYRSs: (i) in registered book-entry form on the books of the NV NYRS agent; or (ii) in physical certificated form, will receive New Unilever NV ordinary shares in registered form. However, these NV NYRS holders can elect for these shares to be immediately exchanged for New Unilever NV ADSs:

(i)                                  Making the election to receive New Unilever NV ADSs provides you with a great opportunity to receive your dividend in the usual way, to be able to participate in a DRIP programme and to be able to trade in the New Unilever NV ADSs in the US.

(ii)                               To make an election, NV NYRS holders must complete the Form of Election and Transmittal that has been sent to them and return this to Deutsche Bank Trust Company Americas before 11 December 2018.

(iii)                          If you do not make an election, you will receive registered ordinary shares in New Unilever NV on the Dutch register. If you wish to dispose of such shares you will need to arrange to do so in accordance with Dutch transfer requirements, including the requirement of a private Dutch deed. If you wish to have such New Unilever NV ordinary shares admitted to the Euroclear system, you may be required to make your own arrangements with an institution admitted to the Euroclear system.

–                                      Further information is contained in the NV Shareholder Circular and the Dutch Merger Proposal which are available at www.unilever.com/simplification.

• What is an ADS?

–                                      Each New Unilever NV ADS will represent ownership of one New Unilever NV ordinary share. The New Unilever NV depositary will create and issue the New Unilever NV ADSs. New Unilever NV ADSs may be held either directly or indirectly.

–                                      The New Unilever NV depositary will agree to pay to each holder of New Unilever NV ADSs any cash dividends or other distributions received on New Unilever NV ordinary shares in proportion to the number of New Unilever NV ordinary shares such holder’s New Unilever NV ADSs represent, after deducting fees and expenses.

• What will happen to my shares that are held as depositary receipts?

–                                      Unilever and the NV Trust Office intend to terminate the NV depositary receipt structure shortly before Simplification.

–                                      If, as intended, the depositary receipt structure is terminated, you will receive New Unilever NV shares on implementation of Simplification.

–                                      You will not need to take any action and will continue to receive statements of your ownership as previously from your intermediary.

–                                      Further information in relation to the termination of the NV depositary receipt structure is available at www.administratiekantoor-unilever.nl/ and at www.unilever.com/simplification.

3                                      Trading of New Unilever NV securities

• Will the share price be quoted in EUR, GBP or USD?

–                                      Shares in Amsterdam will be quoted and traded in EUR, in London in GBP and in the form of New Unilever NV ADSs, in New York in USD.

• If I sell my New Unilever NV shares will I receive EUR, GBP or USD?

–                                      If you sell on Euronext in Amsterdam, you will receive EUR. If you sell on the London Stock Exchange, you will receive GBP. If you sell ADSs on the New York Stock Exchange, you will receive USD.

• Will you be offering a share dealing facility for retail holders?

–                                      No. There is minimal effective change for NV shareholders therefore we have no current plans to offer a share dealing facility for retail shareholders.

4                                      Dividends and tax

• Will I be paid dividends and dividend substitution payments in EUR, GBP or USD?

–                                      Unilever will continue to report its earnings and declare dividends in Euro, as we have done for many years. Holders of New Unilever NV ADSs will receive dividends in US Dollars.

• Will my dividends be paid free of Dutch dividend withholding tax (DWT)?

–                                      Former NV ordinary shareholders and NV NYRS holders will by default receive dividend payments subject to DWT.

–                                      If you alternatively wish to receive dividend substitution payments, you will need to make an election. Further details on how to make such an election will be made available to shareholders in Q1 2019. For further information, please refer to the section entitled “Tax” of the NV Shareholder Circular.

–                                      Any dividend substitution payments received by a New Unilever NV shareholder or holder of a New Unilever NV ADS resident in the UK, the Netherlands or the US should be treated as income distributions for UK, Dutch and US tax purposes with the same UK, Dutch and US tax consequences as a dividend.

• What are the tax implications for Unilever NV shareholders when they receive New Unilever NV shares or ADSs?

–                                      No tax is generally expected to arise for NV shareholders or NV NYRS holders who hold their shares or NYRSs as an investment and who are resident in the Netherlands, UK or US on exchange of their NV shares for New Unilever NV ordinary shares or NV NYRSs for New Unilever NV ADSs.

SAFE HARBOUR

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever NV and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever NV should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with the reorganisation of Unilever PLC and Unilever NV and their respective group companies (“Simplification”) under a new holding company, New Unilever NV, New Unilever NV has also filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever NV (the “Dutch Merger”) and Simplification. The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever NV, Unilever PLC and Unilever NV, without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever NV (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).